
June 17, 2010

Dennis T. Kushner, President
Real Value Estates, Inc.
3970 Casa Blanca Road
Reno, Nevada 89502

> **Re:** **Real Value Estates, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2010**
> **File No. 000-53466**

Dear Mr. Kushner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate Action No.2, page 5

1.   We reviewed your response to comment three in our letter dated May 27, 2010 and were unable to locate this revision. We note that you deleted the last sentence in the paragraph under the heading "Current Capital Structure and as Amended" on page 5. Since you are not increasing the authorized number of shares of preferred stock, *please revise the heading of this corporate action* to delete references to your preferred stock so as to avoid confusion. Please also add back the above-referenced sentence that you deleted.

Effect of the Share Increase, page 5

2.   We reviewed your response to comment six in our letter dated May 27, 2010 and your revised disclosure under this heading that the "Board may also enter [*sic*] agreements with respect to the issuance of our common stock with affiliated parties or with entities in which affiliated parties have an interest." Please disclose any procedures or guidelines the Board will consider for this type of transaction, such as requiring that the terms of this type of affiliated transaction be at least as favorable to the company as the company

could obtain from an unaffiliated third party. If there are no such procedures or guidelines, please disclose this fact.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey Klein, Esq.
        Via Facsimile